Exhibit 3.1

RESOLUTIONS OF THE SHAREHOLDERS

OF

AROWANA INC. (THE “COMPANY”)

Adopted on November 3, 2016

Extension Amendment Proposal

It is resolved as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by amending Article 48.4 by deleting the introduction of such section in its entirety and replacing it with the following:

48.4	In the event that the Company does not consummate a Business Combination by January 9, 2017:

Conversion Amendment Proposal

It is resolved as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by adding a new Article 48.12 as follows:

48.12

If the Company seeks to amend this Article 48 prior to the consummation of any Business Combination or the distribution of the Trust Fund (notwithstanding Section 48.1), the Company shall provide holders of Shares issued in the IPO with the opportunity to have such Shares repurchased by the Company for an amount equal to their pro rata share of the Trust Fund in connection with such amendment.